Date: 15/07/2008	100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: MOUNTAIN PROVINCE DIAMONDS INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	07/08/2008
Record Date for Voting (if applicable) :	07/08/2008
Meeting Date :	11/09/2008
Meeting Location (if available) :	Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	62426E402	CA62426E4022

Sincerely,

Computershare Investor Services Inc.

Agent for MOUNTAIN PROVINCE DIAMONDS INC.